BC Form 51-901F

ANNUAL REPORT

Incorporated as part of:	X Annual Financial Statements
Schedules B & C

Issuer Details:

Name Of Issuer:	Argosy Minerals Inc

Issuer's Address:	20607 Logan Avenue
Langley, B.C. Canada V3A 7R3

Issuer's Contact Information:	Tel. 604-530-8436
Fax. 604-530-8423 Email info@argosyminerals.com Web www.argosyminerals.com
Contact Person:	Cecil R. Bond

Contact's Position:	Chief Financial Officer

For Year Ended:	December 31, 2003

Date Of Report:	April 14, 2004

Certificate

The schedule(s) required to complete this Annual Report are attached and the disclosure contained therein has been approved by the Board of Directors.  A copy of this Annual Report will be provided to any shareholder who requests it.  Please note this form is incorporated as part of both the required filing of the Audited Financial Statements and Schedule B (Supplementary Information) and Schedule C (Management Discussion).

April 14, 2004
John Nicholls, Director	Date Signed (YYYY/MM/DD)

April 14, 2004
Cecil R. Bond, Director	Date Signed (YYYY/MM/DD)

Argosy Minerals Inc

CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2003, 2002 and 2001

(expressed in Canadian dollars)

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements and the information contained in the annual report have been prepared by the management of the Corporation.  The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and, where appropriate, reflect management's best estimates based on currently available information.  A system of internal accounting control is maintained to provide reasonable assurance that financial information is accurate and reliable.

The Corporation's independent auditors, PricewaterhouseCoopers LLP, who have been appointed by the shareholders, conduct an audit in accordance with generally accepted auditing standards in Canada and the United States to allow them to express an opinion on the financial statements.

The Audit Committee of the Board of Directors meets periodically with management and the independent auditors to review the scope and result of the annual audit, and to review the financial statements and related reporting matters prior to submission to the Board.

Chief Executive Officer	Chief Financial Officer
Perth Australia	Langley, BC

January 16, 2004

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of Argosy Minerals Inc

We have audited the consolidated balance sheets of Argosy Minerals Inc as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years ended December 31, 2003, 2002 and 2001.  These financial statements are the responsibility of the Corporation's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years ended December 31, 2003, 2002 and 2001 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants Vancouver, Canada
January 16, 2004

Argosy Minerals Inc.
(an Exploration stage company)
CONSOLIDATED BALANCE SHEETS
As At December 31, 2003 and 2002
(Expressed in Canadian Dollars)

		2003	2002

ASSETS

Current Assets
Cash and cash equivalents		$8,058,383	$9,780,175
Accounts receivable and prepaids		163,555	42,996
Marketable Securities		-	263,740

		8,221,938	10,086,911

Restricted Cash	Note 3a	-	157,960

Mineral Properties and Deferred Costs	Note 3	-	340,512
Property Plant and Equipment		39,413	43,334

		$8,261,351	$10,628,717

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities		$451,173	$325,406
SHAREHOLDERS' EQUITY

Capital Stock	Note 5
Authorised - unlimited
Issued - 95,969,105 common shares	(2002: 95,969,105)	44,075,384	44,075,384

Deficit		(36,265,206)	(33,772,073)

		7,810,178	10,303,311

		$8,261,351	$10,628,717

Contingency	Note 10

The accompanying notes are an integral part of these consolidated financial statements.

Argosy Minerals Inc

(an Exploration stage company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

For the Years Ended December 31, 2003, 2002 and 2001

(Expressed in Canadian Dollars)

		2003	2002	2001

Income
Interest		$363,362	$411,203	$76,367
Gain on Disposal of Mineral Property		125,500	-	-
Foreign exchange gain		670,724	899,844	3,054
Gain on sale of Marketable Securities		14,548	-	-

		1,174,134	1,311,047	79,421

Expenses
Accounting and audit		$105,121	$86,227	$106,688
Arbitration	Notes 3 & 10	366,310	96,255	-
Bank charges		7,721	7,002	3,291
Capital taxes		334	832	6,577
Depreciation		15,292	9,725	30,439
Directors' fees		68,750	24,982	19,576
Insurance		77,812	53,950	62,851
Legal		55,268	107,940	85,331
Management and consulting fees		428,827	377,383	436,485
Office		25,029	25,589	30,632
Project assessment	Note 4	1,721,363	181,358	199,163
Rent		60,403	66,219	105,355
Salaries and benefits		427,394	418,374	278,889
Shareholder communications		33,740	85,278	64,532
Telecommunications		18,249	19,454	24,087
Transfer agent and stock exchange		46,146	51,518	56,001
Travel		189,725	265,626	224,204
Write-off of mineral properties
and deferred costs	Note 3	19,783	10,512,674	7,533,332

		3,667,267	12,390,386	9,267,433

Loss for the Year		(2,493,133)	(11,079,339)	(9,188,012)

Deficit - Beginning of Year		(33,772,073)	(22,692,734)	(13,504,722)

Deficit - End of Year		$(36,265,206)	$(33,772,073)	$(22,692,734)

Basic & Diluted Loss per Common Share		$(0.03)	$(0.12)	$(0.10)

Weighted Average Number of
Common Shares Outstanding		95,969,105	95,969,105	95,894,105

The accompanying notes are an integral part of these consolidated financial statements.

Argosy Minerals Inc an Exploration stage company

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2003, 2002 and 2001

(Expressed in Canadian Dollars)

		2003	2002	2001

Cash Provided from (Used for)
Operating Activities
Loss for the year		$(2,493,133)	$(11,079,339)	$(9,188,012)
Adjustments for:
Depreciation		15,292	9,725	30,439
Foreign exchange gain		(641,617)	(804,273)	(10,769)
Gain on marketable securities		(14,548)	-	-
Write-off of mineral properties
and deferred costs		19,783	10,512,674	7,533,332
Gain on Disposal of Mineral Property		(125,500)	-	-

		(3,239,723)	(1,361,213)	(1,635,010)

Changes in Non-cash Working Capital
(Increase)/Decrease in accounts receivable
and prepaids		(120,559)	(16,684)	28,768
Increase/(Decrease) in accounts payable
and accrued liabilities		125,767	(193,621)	260,950

Cash Flows from Operating Activities		(3,234,515)	(1,571,518)	(1,345,292)

Financing Activities
Issue of capital stock		-	-	46,511

Cash Flows from Financing Activities		-	-	46,511

Investing Activities
Disposal of Mineral Property	Note 3(b)	500,000	-	-
Mineral properties and deferred costs		(53,771)	(240,441)	(1,084,686)
Re-imbursement of deferred costs - Nakety	Note 3(c)	-	-	11,307,948
(Acquisition)/Disposition of Marketable Securities		278,288	(263,740)	-
Acquisition of Indian Ocean - cash acquired		-	-	172,234
Purchase of property, plant & equipment		(11,371)	(43,672)	(2,938)
Restricted cash		157,960	(1,960)	(9,150)

Cash Flows from Investing Activities		871,106	(549,813)	10,383,408

Foreign Exchange Gain on cash
held in Foreign Currency		641,617	804,273	10,769

(Decrease)/Increase in Cash and Cash
Equivalents		(1,721,792)	(1,317,058)	9,095,396
Cash and Cash Equivalents -
Beginning of Year		9,780,175	11,097,233	2,001,837

Cash and Cash Equivalents -
End of Year		$8,058,383	$9,780,175	$11,097,233

1.  Nature Of Operations

The Corporation is in the process of exploring its mineral properties and investigating other possible property acquisitions.  The Corporation is involved in the evaluation of its diamond project in South Africa and was previously involved in studies for the development of a nickel/cobalt processing facility at Musongati in the Republic of Burundi and in gold exploration in the Slovak Republic.  In August 2002 the Corporation's subsidiary, Andover Resources N.L., declared force majeure and curtailed its activities in Burundi as a result of the deterioration of the security situation in Burundi.  See Note 3(a).  In July 2003, the Corporation sold its Slovak subsidiary, Kremnica Gold a.s.  See Note 3(b).

On August 5, 2002, the Corporation received a notice of termination from NN Invest Holdings SA ("NNIH"), a subsidiary of Norilsk Mining Company ("Norilsk") terminating the Tripartite Agreement (the "Agreement") between NNIH, Societe des Mines de la Tontouta ("SMT") and the Corporation for the development of the New Caledonia Nickel Project.  See Note 3(c).  On September 13, 2002, the Corporation and its subsidiary Balzan received a request for arbitration by NNIH from the International Court of Arbitration of the International Chamber of Commerce ("IC").  The request for arbitration seeks to recover US$7,166,000 paid to Balzan plus an additional US$1,368,222 expended on the project.  See Note 10.

As yet, it has not been determined if the Corporation's mineral properties contain ore reserves that are economically recoverable.  The recoverability of any amount recorded for mineral properties and deferred costs is dependent on the existence of economically recoverable reserves, the ability of the Corporation to obtain necessary financing to complete the development and future profitable production or proceeds from disposition of the mineral properties. The amounts shown as mineral properties and deferred costs, if any, represent costs to date, less amounts recovered or written off, and do not necessarily represent present or future values.

2.  Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiaries:

Company Name	Country
Argosy Mining Corp. ("Argosy")	Canada
Argosy Mining Corporation Pty. Ltd.	South Africa
Andover Resources N.L. ("Andover")	Australia
Balzan Investments Limited ("Balzan")	BVI

Financial Statement Presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").  The material measurement differences between Canadian and United States GAAP are explained in Note 11, along with their effect on the Company's consolidated statements of operations and consolidated balance sheets.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the period.  Significant areas where management's judgement is applied are mineral property valuations and contingent liabilities.  Actual results may differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term deposits maturing within 90 days of the original date of acquisition.  In order to limit its exposure to losses, the Corporation deposits its funds with major Canadian, Australian and UK banks.  A substantial portion of the cash balances are held in Australian and U.S. dollars; accordingly, the Corporation has exposure to fluctuations in currency exchange rates.

Marketable Securities

Marketable securities are carried at the lower of cost and quoted market value and consisted of shares in a public company quoted on the Australian Stock Exchange.

Property, Plant & Equipment

Depreciation is provided on office equipment and furniture using the straight line method over the estimated useful lives of the assets.

Project Assessment

Project assessment costs consist of expenditures to evaluate new projects.  These expenditures are charged to income when incurred.  Once the Corporation decides to acquire the property, costs associated with further exploration or development are accounted for as described under Mineral Properties and Deferred Costs below.

Mineral Properties and Deferred Costs

The costs of acquiring mineral properties, and related exploration and development costs, are deferred until the property to which they relate is placed into production, sold or abandoned.  Deferred costs will be amortized over the estimated useful life of the ore body following commencement of production, or written off if the property is sold or abandoned.

The Corporation will reduce the carrying value of mineral properties and deferred costs by any amount received from the introduction of a joint venture partner.

Management's estimate of carrying values is subject to risks and uncertainties affecting the recoverability of the Corporation's investment in mineral properties.  Although management has made its best estimate of these factors based on current conditions, it is possible that changes could occur in the near term which could adversely affect management's estimate of the recoverability of mineral properties and deferred costs and the need for asset impairment write-downs.

Although the Corporation has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Corporation's title.  Such properties may be subject to prior undetected agreements or transfers and title may be affected by such defects.

Options

Mineral property option payments are made at the discretion of the Corporation and, accordingly, are accounted for when paid.

Stock Based Compensation

The Corporation has prospectively adopted the amended requirements of CICA 3870, Accounting for Stock Based Compensation and Other Stock Based Payments, in the year ended December 31, 2003. These amendments require an expense to be recognized in financial statements for all forms of employee stock-based compensation, including stock options. The income statement impact of stock options granted by the Corporation subsequent to the adoption of CICA 3870 on January 1, 2002 but prior to the adoption of the amendments to CICA 3870, is included in pro-forma disclosure in Note 5 to these financial statements.  No compensation expense was recognised in 2003 because no stock options were granted in the year.

Loss per Common Share

Loss per common share is calculated using the weighted average number of common shares issued and outstanding during each year.  Basic and diluted loss per share are the same as the effect of potential issues of shares under share option arrangements would be anti-dilutive.

Foreign Currency Translation

The Corporation's foreign subsidiaries are integrated foreign operations.  Currency translations into Canadian dollars are made as follows:

(i)

monetary assets and liabilities at the rates of exchange prevailing at the balance sheet date;

(ii)

non-monetary items at rates prevailing when they are acquired;

(iii)

exploration costs and administration costs at average rates for the period.

Gains and losses arising on currency translation are included in the statement of operations.

Financial Instruments

The fair value of cash and cash equivalents, accounts receivable and accounts payable approximate their carrying amounts.

Arbitration

Expenditures related to arbitration are expensed as and when incurred.

Income taxes

Income taxes are calculated using the liability method of accounting.  Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the consolidated balance sheet are used to calculate future income tax assets or liabilities.  Future income tax assets or liabilities are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

3.  Mineral Properties and Deferred Costs

a)

Burundi Nickel Project

During 1998, Andover entered into a Protocol agreement with the Republic of Burundi acquiring the exclusive rights to the Musongati nickel project.  On February 11, 1999, a Mining Convention setting out Andover's rights and obligations for the completion of a feasibility study on the Musongati nickel project was ratified by the Burundian Parliament.  The Mining Convention requires that Andover complete a feasibility study for the development of a nickel/cobalt processing facility by the end of 2001 or such later date as may be determined by extensions granted by the Minister of Mines. On April 19, 2000, Andover declared force majeure and curtailed its activities in Burundi as a result of the deterioration in security in the region.  Pursuant to the terms of the Mining Convention the declaration of force majeure may be in place for up to two years during which time Andover's obligations are interrupted and the completion of the feasibility study delayed by the period of force majeure.  Pursuant to the terms of the Mining Convention, Andover was required to post a performance bond of US$100,000.

On March 28, 2002 the Corporation announced the withdrawal of the declaration of force majeure and plans to resume its exploration activities, however security deteriorated ahead of the implementation of an agreed cease-fire between various political parties and the Corporation re-imposed the declaration of force majeure in August 2002.  The security situation is monitored closely as the Corporation intends to recommence activities as soon as the situation allows.

At December 31, 2002, the Corporation wrote off its investment in the project of $7,973,049, to recognize the reduction in value due to the ongoing political instability in the country and the failure of nickel laterite projects around the world.

The term of the performance bond provided by the Corporation expired during 2003.  A new performance bond will be required should the Corporation lift force majeure and re-commence activity in Burundi.

b)

Slovak Gold Property

In July 2003 the Corporation sold its Slovak subsidiary, the owner of the Slovak Gold Property for $500,000.  During the year ended December 31, 2001, the Corporation wrote down its investment in the project by $7,533,332 to recognize the difficulty in being able to sell the project or introduce a joint venture partner.  The sale of the project gave rise to a gain on disposal of $125,500.

c)

New Caledonia Nickel Project - Joint Venture Arrangement

On July 25, 2001, the Corporation announced JSC "MMC Norilsk Nickel" had taken the positive decision to proceed with the Nakety/Bogota Project in New Caledonia by completing a feasibility study leading to the joint development with the Corporation and SMT of the project.  The Agreement between NNIH, SMT and the Corporation's subsidiary Balzan was signed on October 16, 2001.  Under the terms of the Agreement, NNIH reimbursed the Corporation 45% of its costs incurred to date, or US$7,166,000 (C$11,307,948) which was applied to reduce the carrying value of the project.  Thereafter, NNIH had the ability to earn a 45% stake in the project by completing a feasibility study to international standards over two years.

On August 5, 2002, the Corporation received a termination notice from NNIH terminating its involvement in the project.  The termination notice effectively terminated the Agreement and the Corporation wrote off its remaining investment of $2,539,625 in the project.  In addition, NNIH issued a request for arbitration through the IC to recover the funds reimbursed to the Corporation of US$7,166,000 plus amounts expended on the project amounting to US$1,368,222.

The Corporation is defending the claim for arbitration, which it believes to be wholly without merit.  See Note 10.

4.

Project Assessment Expenditures

Albetros Diamond Project

The Corporation's subsidiary, Argosy Mining Corporation Pty Ltd, has an option to acquire an 85% interest in Albetros Inland Diamond Exploration Pty Ltd. ("Albetros"), the owner of the Albetros Diamond Project in Namaqualand, South Africa.  The Agreement provides for:

a)

an option exercise date of August 31, 2004;

b)

monthly option fees totalling R4,050,000 ($799,000) payable as follows:

- 2003 – R2,400,000 ($469,000) – paid.

- 2004 – R1,650,000 ($330,000) – of which R300,000 has been paid during 2003; and

c)

a purchase price of R17,000,000 ($3,400,000) less all option fees paid at the date of exercise of the option.  Should the Corporation exercise its option to acquire Albetros the purchase price of R17,000,000 less option fees totalling R4,050,000 (R2,700,000 has been paid to date) will be paid in two payments as follows:

- R7,000,000 ($1,400,000) on August 31, 2004.

- R5,950,000 ($1,190,000) on December 1, 2004.

The Corporation can withdraw from the agreement to acquire Albetros at any time.

The Corporation has agreed to sell a 5.5% interest in Albetros to Umnotho weSizwe Diamond Company Pty Ltd. ("Umnotho"), its Black Economic Empowerment partner in South Africa, for a cash consideration of R1,100,000 ($220,000),  which would result in the Corporation retaining a 79.5% interest in Albetros should the Corporation exercise its option to acquire Albetros.  In addition, Umnotho will refund the Corporation a pro rata portion of expenditure incurred on assessing the Albetros Diamond Project.

Details of Project Assessment Expenditures during the year ended December 31, 2003 is as follows:

Albetros Diamond Project
Geological Consulting and Supervision	$204,589
Drilling	486,693
Gravel Processing and Sorting	147,866
Travel and Accommodation	129,608
Option Fees	469,000
Legal	13,526	1,451,282

Other Projects
Legal, Consulting	$142,216
Data Acquisition	74,463
Travel, Accommodation and other	53,402	270,081
Total		$1,721,363

5.  Capital Stock

a)

Authorised Capital Stock

The Corporation is authorised to issue an unlimited number of common shares without par value.

b)

Issued

Stock Options

The Corporation grants stock options to employees as determined by the Corporation's Board of Directors.  Stock options granted to the directors of the Corporation are granted subject to approval of the Corporation's shareholders.

No stock options were granted during the year ended December 31, 2003.  Information relating to compensation expense for the year ended December 31, 2002 of options granted to employees and directors, using the fair value method, pursuant to the adoption of CICA 3870 Accounting for Stock Based Compensation is disclosed as pro-forma information.

The assumptions stated below result in an estimated fair value of the Corporation's stock options granted in 2002 of $0.20 per stock option. This results in a pro-forma compensation expense of $835,000, which would increase the Corporation's loss per share as indicated below:

December 31, 2002
Loss for the Year	As reported	$ 11,079,339
	Pro forma	$ 11,914,339
Basic and Diluted Loss per Common Share	As reported	$ 0.12
	Pro forma	$ 0.12

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following assumptions:

Risk-free interest rate	4%
Expected Dividend yield	0%
Expected Stock price volatility	75%
Expected Option life in years	4

Option pricing models such as the Black-Scholes Model require the input of highly subjective assumptions including expected stock price volatility.  Differences in input assumptions can materially affect the fair value estimate and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Corporation's stock options.

The status of stock options granted to employees and directors as at December 31, 2003 and 2002 and the changes during the years ended on those dates is presented below:

All options outstanding at December 31, 2003 have an exercise price of $0.34.  The weighted average remaining contractual life of these options is 2.4 years.

c)

Escrow Shares

At December 31, 2003 a total of 1,810,061 (2002: 3,665,092) common shares of the Corporation were subject to escrow and are eligible for release, based on the passage of time, as follows:

March 2004	905,029
March 2005	905,032

6.  Related Party Transactions

During the year ended December 31, 2003: $461,623 (2002: $482,389, 2001: $575,156) was paid to five directors of the Corporation, or to companies controlled by them, for Director's fees, management consulting services and project management and assessment services.  Of this amount, the Corporation expensed $461,623 (2002:  $482,389 2001: $544,531) and capitalized $ NIL (2002: $NIL; 2001: $30,625) to deferred costs.

In addition $414,181 (2002: $445,750; 2001: $449,236) was paid to two companies, each controlled by a director of the Corporation for the provision of office facilities and personnel in Australia and Canada respectively.  These services are provided at cost.

At December 31, 2003, management and consulting expenses payable amounted to $NIL (2002: $68,445; 2001: $175,068) and are included in accounts payable and accrued liabilities.

7.  Income Taxes

A potential future income tax asset of approximately $2,558,000 arises from the following:

Non capital loss carry forwards	$ 6,255,000
Other deductible tax pools	927,000
$ 7,182,000

The non-capital loss carry forwards can be offset against income for Canadian purposes in future years and expire as follows:

2005	107,000
2006	888,000
2007	1,576,000
2008	-
2009	1,825,000
2010	1,859,000
Total	$ 6,255,000

The Corporation has reduced the value of the potential future income tax asset to $Nil through the application of a valuation allowance of $2,558,000 as the Corporation does not have any current source of income to which the tax losses can be applied.

The Corporation's statutory tax rate of 35.62% (2002 –35.62%) has been reduced to an effective rate of nil% (2002 – nil%) due to losses for which no tax benefit has been recognized.

8.  Segmented Information

The Corporation's sole operating segment is the exploration for mineral resources.

9.  Commitments

(a)

The Corporation has entered into leases, expiring December 9, 2005, for office premises which require rental payments of approximately $3,700 per month.

(b)

The Corporation has provided a guarantee to Albetros in the amount of R100,000 ($20,000) for any environmental rehabilitation which may be required on the Albetros Diamond Project.  See Note 4.

(c)

The Corporation has entered into an Option Agreement with Happy Tracks Mining Company over the Gold Creek Gold Project in Nevada.  The Option Agreement requires option payments of US$20,000, per annum over 3 years, and grants the Corporation the right to acquire 100% of the Project for US$1,250,000.  The Corporation can withdraw from the Agreement at any time.

10.  Contingency

Pursuant to the terms of an agreement dated October 16, 2001 among the Corporation, its subsidiary Balzan, NN Invest Holdings SA, a Luxembourg company ("NNIH") that is a subsidiary of Norilsk Mining Company and Societe Des Mines de la Tontouta ("SMT"), a French company, NNIH and SMT agreed to participate with Balzan in the development of mineral properties in New Caledonia.  NNIH subsequently terminated the agreement and commenced arbitration proceedings in the International Court of Arbitration in Paris against the Corporation and Balzan to recover funds reimbursed to Balzan of US$7,166,000 plus amounts expended on the project amounting to US$1,368,222.  In November, 2003 in preliminary proceedings, the arbitral tribunal ruled that it had jurisdiction under the terms of the agreement to hear the arbitration claim.  It is too early to determine the outcome of merits of the arbitration claim and the Corporation is defending the claim, which it believes to be wholly without merit, and has filed a counterclaim against NNIH.  No provision has been made in the Financial Statements relating to this claim.

11.  Differences between Canadian and US Generally Accepted Accounting Principles ("GAAP")

The Corporation's consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada.  The material measurement differences between GAAP in Canada and the United States that would have had an effect on these financial statements are as follows:

Balance Sheets

Statements of Operations and Deficit

Exploration Expenses

For US GAAP purposes the Corporation expenses exploration expenses when incurred.  When proven and probable reserves are determined for a property, subsequent development costs of the property will be capitalized.  The capitalized costs of such properties will then be measured, on a periodic basis for recoverability of carrying values.  Acquisition costs of mineral properties are capitalized for US GAAP purposes.

Stock Based Compensation

For US GAAP purposes, the Corporation has prospectively adopted the fair value based method of accounting for stock based compensation in accordance with FAS 148.  As no stock options were granted in fiscal 2003, there is no impact on the Corporation's loss for the year or balance sheet at December 31, 2003 under US GAAP.

BC Form 51-901F

ANNUAL REPORT

Incorporated as part of:	Annual Financial Statements
X Schedules B & C

Issuer Details:

Name Of Issuer:	Argosy Minerals Inc.

Issuer's Address:	20607 Logan Avenue
Langley, B.C. Canada V3A 7R3

Issuer's Contact Information:	Tel. 604-530-8436
Fax. 604-530-8423 Email info@argosyminerals.com Web www.argosyminerals.com.au
Contact Person:	Cecil R. Bond

Contact's Position:	Chief Financial Officer

For Year Ended:	December 31, 2003

Date Of Report:	April 14, 2004

Certificate

The schedule(s) required to complete this Annual Report are attached and the disclosure contained therein has been approved by the Board of Directors.  A copy of this Annual Report will be provided to any shareholder who requests it.  Please note this form is incorporated as part of both the required filing of the Audited Financial Statements and Schedule B (Supplementary Information) and Schedule C (Management Discussion).

April 14, 2004
John Nicholls, Director	Date Signed (YYYY/MM/DD)

April 14, 2004
Cecil R. Bond, Director	Date Signed (YYYY/MM/DD)

ARGOSY MINERALS INC

(the "Corporation")

Schedule B

Supplementary Information

Year Ended December 31, 2003

1.

Analysis of Expenses and Deferred Costs

see notes to Financial Statements

2.

Related Party Transactions

see notes to Financial Statements

3.

Summary of Securities Issued and Options Granted During the Period

see notes to Financial Statements

4.

Summary of Securities at the end of the Period

see notes to Financial Statements

5.

List of Directors and Officers at Signature and Filing Date

Cecil R. Bond	President and CEO, CFO, Secretary
Peter H. Lloyd	Non-executive Chairman, Director
John Nichols	Non-executive Director
John Maloney	Non-executive Director
Marcus N. Foster	Non-executive Director

Mr. Marcus Foster was appointed as a Director, April 2, 2004.

ARGOSY MINERALS INC

(the "Corporation")

Schedule C

Management Discussion and Analysis

Year Ended December 31, 2003

see Management Discussion and Analysis

NEWS RELEASE No. 08-04

April 2, 2004

ASX Symbol - AGY

APPOINTMENT OF DIRECTOR

Argosy Minerals Inc. (trading on the Australian Stock Exchange under the symbol AGY) is pleased to announce the appointment of Mr. Marcus N. Foster as a director of the Company.

Mr. Foster, who resides in Vancouver, Canada holds a Diploma from the Institute of Bankers, London, England and previously worked for Lloyds Bank in England and the Bank of Montreal and Royal Bank in Canada.

Mr. Foster who is actively involved in junior mining companies, has served as a director for several resource companies and has significant management experience with junior mining companies.

The directors welcome Mr. Foster.

ON BEHALF OF THE BOARD

Peter H. Lloyd

Chairman

For further information contact:

David Russell, Corporate Development Manager	Cecil R Bond, CEO
Argosy Minerals Inc Level 1, Suite 3 23 Richardson Street South Perth, WA, 6151 Australia Telephone: 61-8-9474-4178 Email: TUdavid.russell@argosyminerals.com.auUT	Argosy Minerals Inc 20607 Logan Avenue Langley, British Columbia V3A 7R3 Canada Telephone: 1-604-530-8436 Email: cb.argosy@telus.net

CAUTIONARY STATEMENT

The Australian Stock Exchange has neither approved nor disapproved the contents of this News Release.  This News Release includes certain "forward-looking statements" within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934, as amended.  All statements, other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Argosy, are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Important factors that could cause actual results to differ materially from Argosy's expectations are disclosed under the heading "Risk Factors" and elsewhere in Argosy's documents filed from time to time with the Australian Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.  All subsequent written and oral forward-looking statements attributable to Argosy or persons acting on its behalf are expressly qualified in their entirety by this notice.

NEWS RELEASE No. 09-04

April 2, 2004

ASX Symbol - AGY

ANNUAL GENERAL MEETING

On March 17, 2004 Argosy Minerals Inc. gave advance notice of an Annual General Meeting.

That announcement made provision for an Extra-ordinary General Meeting which has subsequently proven unnecessary, consequently the meeting to be held on Monday, May 17, 2004 will be an Annual General Meeting only.

ON BEHALF OF THE BOARD

Cecil R. Bond

Chief Executive Officer

For further information contact:

David Russell, Corporate Development Manager	Cecil R Bond, CEO
Argosy Minerals Inc Level 1, Suite 3 23 Richardson Street South Perth, WA, 6151 Australia Telephone: 61-8-9474-4178 Email: TUdavid.russell@argosyminerals.com.auUT	Argosy Minerals Inc 20607 Logan Avenue Langley, British Columbia V3A 7R3 Canada Telephone: 1-604-530-8436 Email: cb.argosy@telus.net

CAUTIONARY STATEMENT

The Australian Stock Exchange has neither approved nor disapproved the contents of this News Release.  This News Release includes certain "forward-looking statements" within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934, as amended.  All statements, other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Argosy, are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Important factors that could cause actual results to differ materially from Argosy's expectations are disclosed under the heading "Risk Factors" and elsewhere in Argosy's documents filed from time to time with the Australian Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.  All subsequent written and oral forward-looking statements attributable to Argosy or persons acting on its behalf are expressly qualified in their entirety by this notice.

NEWS RELEASE No. 10-04

April 22, 2004

ASX Symbol - AGY

VALUATION OF DIAMONDS RECOVERED

FROM ALBETROS PROJECT

Argosy Minerals Inc. (trading on the Australian Stock Exchange under the symbol AGY) is pleased to announce receipt of the results of the diamond valuation for diamonds recovered during the recent large diameter auger drilling programme completed at the Albetros Project in Namaqualand, South Africa.

During this sampling 33 diamonds, ranging in size from 0.075 carat to 4.979 carat (with an average size of 0.45 carat per stone) were recovered totaling 14.962 carats.

This parcel of diamonds valued by De Beers Diamond Trading Company in Kimberley, South Africa has been valued at U$314.7 per carat.

Argosy Minerals is a Canadian junior exploration company listed on the Australian Stock Exchange.  Its exploration activities are focused on diamonds, precious metals and base metals with projects in South Africa (diamonds), Burundi (nickel, cobalt, PGMs) and USA (gold).

ON BEHALF OF THE BOARD

Cecil R. Bond

Chief Executive Officer

For further information contact:

David Russell, Corporate Development Manager	Cecil R Bond, CEO
Argosy Minerals Inc Level 1, Suite 3 23 Richardson Street South Perth, WA, 6151 Australia Telephone: 61-8-9474-4178 Email: TUdavid.russell@argosyminerals.com.auUT	Argosy Minerals Inc 20607 Logan Avenue Langley, British Columbia V3A 7R3 Canada Telephone: 1-604-530-8436 Email: cb.argosy@telus.net

CAUTIONARY STATEMENT

The Australian Stock Exchange has neither approved nor disapproved the contents of this News Release.  This News Release includes certain "forward-looking statements" within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934, as amended.  All statements, other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Argosy, are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Important factors that could cause actual results to differ materially from Argosy's expectations are disclosed under the heading "Risk Factors" and elsewhere in Argosy's documents filed from time to time with the Australian Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.  All subsequent written and oral forward-looking statements attributable to Argosy or persons acting on its behalf are expressly qualified in their entirety by this notice.